Exhibit 99.1

For Immediate Release

Novadaq to Present at May Investor Healthcare Conferences

Toronto, Ontario — April 30, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical and outpatient wound care procedures, today announced that Dr. Arun Menawat, the company’s President and Chief Executive Officer, will present Novadaq’s corporate overview at three investor healthcare events in May.

Bank of America Merrill Lynch 2013 Health Care Conference: Novadaq is scheduled to present on May 15, 2013 at 5:00 p.m. Pacific Time at the Encore at the Wynn, Las Vegas.

Craig-Hallum Capital Group Institutional Investor Conference: Novadaq is scheduled to present on May 29, 2013 at 12:45 p.m. Central Time at The Marriott City Center, Minneapolis.

Deutsche Bank Securities 38th Annual Health Care Conference: Novadaq is scheduled to present on May 30, 2013 at 10:00 a.m. Eastern Time at the Westin Boston Waterfront Hotel.

Webcasts of the Bank of America Merrill Lynch and Deutsche Bank Securities conference presentations can be accessed live on the company’s website at http://www.novadaq.com under the “Events” tab in the “Investors” section, and will be archived for 90 days.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 70 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218